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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [ ] Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COOLBRANDS INTERNATIONAL INC.


Date: April 13, 2005                      By: /s/ Aaron Serruya
                                              --------------------------------
                                              Name:  Aaron Serruya
                                              Title: Executive Vice President






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                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.



FOR IMMEDIATE RELEASE: April 12, 2005
-------------------------------------

For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

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                   COOLBRANDS SCHEDULES SECOND QUARTER RESULTS
                           CONFERENCE CALL AND WEBCAST


CoolBrands International Inc. (TSX: COB.SV.A) announced today that its conference call to discuss its second quarter results is scheduled for Thursday, April 14 at 11:00 AM Eastern time. The Company expects to release its results for the second quarter at 6:00 AM Thursday, April 14, 2005.

Conference Call

Individuals desiring to be in on the call are to contact Carla Aedo at CARLAA@YOGENFRUZ.COM for the call in number and the required confirmation number prior to 3:00 PM Eastern time on Wednesday, April 13, 2005.

Webcast

A webcast with CoolBrands management to review the results is scheduled for 11:00 AM on Thursday, April 14, 2005. To join us for the live webcast please visit the following website: http://www.viavid.net/detailpage.aspx?sid=00002494


The webcast will be archived at: www.coolbrandsinc.com


About CoolBrands International:

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet and Atkins Endulge controlled carbohydrate super premium ice cream. New "Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Welch's, Yoplait and Welch's.





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CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.